Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements on Form S-8 (No. 333- 249375) and Form S-3 (333-239939) of Boxlight Corporation (the “Company”) of our report dated March 31, 2021, with respect to the consolidated financial statements of Boxlight Corporation and its subsidiaries (the “Company”), which report appears in the Company’s Annual Report on Form 10-K and contains and emphasis of matter paragraph stating that the Company changed its method of accounting for revenue recognition in 2019 with the adoption of Accounting Standards Codification Topic 606, Revenue from Contracts with Customers.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia

March 31, 2021